Exhibit 99.1

PAYSAFE REPORTS THIRD QUARTER 2024 RESULTS; REAFFIRMS FULL YEAR OUTLOOK

London, UK – November 13, 2024 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the third quarter of 2024.

Third Quarter 2024 Financial Highlights

(Metrics compared to third quarter of 2023, unless otherwise noted)

•
Revenue of $427.1 million, increased 8%; increased 7% on a constant currency basis
•
Total Payment Volume of $37.5 billion, increased 7%
•
Net loss of $13.0 million, or ($0.21) per diluted share, compared to net loss of $2.5 million, or ($0.04) per diluted share
•
Adjusted net income of $31.4 million, or $0.51 per diluted share, compared to $35.3 million, or $0.57 per diluted share
•
Adjusted EBITDA of $117.8 million, increased 1%; increased 1% on a constant currency basis
•
Net leverage1 decreased to 4.7x as of September 30, 2024, compared to 5.0x as of December 31, 2023

Bruce Lowthers, CEO of Paysafe, commented: “I am happy to report on behalf of our team another healthy quarter for Paysafe. Revenue growth continues to be strong this year, reaching 8% for the third quarter and year-to-date, demonstrating execution on our strategic priorities and our focus on delivering higher quality, sustainable revenue growth, while investing in the business and progressively reducing net leverage. We are pleased to reaffirm our full year financial outlook for 2024 and we remain confident that we are taking the right actions to drive continued momentum in 2025 and beyond.”

Full Year 2024 Financial Guidance

($ in millions) (unaudited)	Full Year 2024
Revenue	$1,713 - $1,729
Adjusted EBITDA	$471 - $484

Recent Strategic and Operational Highlights

•
Welcomed John Crawford as our new Chief Financial Officer who brings more than 25 years of financial leadership experience with a strong background in the payments industry
•
2024 initiatives remain on track or ahead of schedule; welcomed 170 new hires to Paysafe's sales team year-to-date, expanding Paysafe's go-to-market capabilities
•
Paysafe's eCommerce channel continues to grow double-digits driven by strong demand within our iGaming vertical in North America
•
Launched a partnership with Revolut to offer cash deposits for Revolut's UK customers with plans to expand to other markets in EEA

(1)
Paysafe defines net leverage as net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) Adjusted EBITDA. For the period ended September 30, 2024, total debt was $2,431.4 million and cash and cash equivalents was $241.4 million, and LTM Adjusted EBITDA was $470.5 million. For the period ended December 31, 2023, total debt was $2,501.8 million and cash and cash equivalents was $202.3 million, and LTM Adjusted EBITDA was $458.7 million.

Third Quarter of 2024 Summary of Consolidated Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands) (unaudited)	2024	2023	2024	2023
Revenue	$427,103	$396,410	$1,284,765	$1,186,597
Gross Profit (excluding depreciation and amortization)	$249,004	$232,333	$752,468	$696,967
Net loss	$(12,977)	$(2,549)	$(11,351)	$(8,122)

Adjusted EBITDA	$117,787	$116,076	$348,709	$336,922
Adjusted net income	$31,372	$35,272	$102,957	$103,026

Total revenue for the third quarter of 2024 was $427.1 million, an increase of 8%, compared to $396.4 million in the prior year period, reflecting 7% growth in total payment volume. Excluding a $1.4 million favorable impact from changes in foreign exchange rates, total revenue increased 7%. Revenue from the Merchant Solutions segment increased 11%, reflecting double-digit growth in e-commerce as well as growth from small and medium-sized businesses ("SMBs") driven by initiatives to expand our sales capabilities and optimize the portfolio. Revenue from the Digital Wallets segment increased 4% both as reported and in constant currency, supported by ongoing initiatives related to product and consumer engagement as well as growth from merchants onboarded in 2023.

Net loss for the third quarter increased to $13.0 million, compared to $2.5 million in the prior year period, largely reflecting an increase in other expenses due to a loss on foreign exchange.

Adjusted net income for the third quarter decreased 11% to $31.4 million, compared to $35.3 million in the prior year period, reflecting an increase in depreciation and amortization expense as well as an increase in the adjusted effective tax rate.

Adjusted EBITDA for the third quarter was $117.8 million, an increase of 1%, compared to $116.1 million in the prior year period, primarily reflecting revenue growth, partially offset by incremental expenses related to previously announced initiatives to expand the sales team and optimize the portfolio.

Third quarter operating cash flow was $81.9 million, compared to $102.2 million in the prior year period, which was mainly driven by movements in working capital. Unlevered free cash flow was $89.9 million, compared to $110.3 million in the prior year period.

Balance Sheet

As of September 30, 2024, total cash and cash equivalents were $241.4 million, total debt was $2.4 billion and net debt was $2.2 billion. Compared to December 31, 2023, total debt decreased by $70.4 million, reflecting net repayments of $72.5 million as well as movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended			Nine Months Ended
	September 30,		YoY	September 30,		YoY
($ in thousands) (unaudited)	2024	2023	change	2024	2023	change
Revenue:
Merchant Solutions	$241,142	$216,847	11%	$727,518	$651,066	12%
Digital Wallets	$190,930	$182,855	4%	$571,060	$543,382	5%
Intersegment	$(4,969)	$(3,292)	51%	$(13,813)	$(7,851)	76%
Total Revenue	$427,103	$396,410	8%	$1,284,765	$1,186,597	8%

Adjusted EBITDA:
Merchant Solutions	$52,646	$57,467	-8%	$158,335	$165,572	-4%
Digital Wallets	$84,119	$79,930	5%	$249,806	$236,350	6%
Corporate	$(18,978)	$(21,321)	11%	$(59,432)	$(65,000)	9%
Total Adjusted EBITDA	$117,787	$116,076	1%	$348,709	$336,922	3%

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Wednesday, November 13 2024, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 25 years of online payment experience, an annualized transactional volume of $140 billion in 2023, and approximately 3,200 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Crystal Wright

Paysafe

+1 (904) 328-7740

crystal.wright@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2024	2023	2024	2023
Revenue	$427,103	$396,410	$1,284,765	$1,186,597
Cost of services (excluding depreciation and amortization)	178,099	164,077	532,297	489,630
Selling, general and administrative	143,907	121,195	438,774	383,106
Depreciation and amortization	70,088	67,074	207,028	197,046
Impairment expense on goodwill and intangible assets	119	—	795	275
Restructuring and other costs	340	835	1,520	4,165
Loss on disposal of subsidiary and other assets, net	187	—	508	—
Operating income	34,363	43,229	103,843	112,375
Other (expense) / income, net	(14,742)	9,661	2,010	19,584
Interest expense, net	(35,546)	(38,421)	(107,646)	(112,639)
(Loss) / income before taxes	(15,925)	14,469	(1,793)	19,320
Income tax (benefit) / expense	(2,948)	17,018	9,558	27,442
Net loss	$(12,977)	$(2,549)	$(11,351)	$(8,122)

Net loss per share – basic	$(0.21)	$(0.04)	$(0.19)	$(0.13)
Net loss per share – diluted	$(0.21)	$(0.04)	$(0.19)	$(0.13)

Net loss	$(12,977)	$(2,549)	$(11,351)	$(8,122)
Other comprehensive (loss) / income, net of tax of $0:
Gain / (loss) on foreign currency translation	18,108	(8,853)	4,441	1,525
Total comprehensive income / (loss)	$5,131	$(11,402)	$(6,910)	$(6,597)

Paysafe Limited Consolidated Net Loss per share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Numerator ($ in thousands)
Net loss - basic	$(12,977)	$(2,549)	$(11,351)	$(8,122)
Net loss - diluted	$(12,977)	$(2,549)	$(11,351)	$(8,122)
Denominator (in millions)
Weighted average shares – basic	60.7	61.6	61.0	61.3
Weighted average shares – diluted	60.7	61.6	61.0	61.3
Net loss per share
Basic	$(0.21)	$(0.04)	$(0.19)	$(0.13)
Diluted	$(0.21)	$(0.04)	$(0.19)	$(0.13)

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$241,381	$202,322
Customer accounts and other restricted cash	1,052,698	1,295,947
Accounts receivable, net of allowance for credit losses of $6,673 and $5,240, respectively	180,298	162,081
Settlement receivables, net of allowance for credit losses of $4,661 and $5,197, respectively	157,828	171,224
Prepaid expenses and other current assets	65,971	74,919
Total current assets	1,698,176	1,906,493
Deferred tax assets	77,273	77,273
Property, plant and equipment, net	22,567	17,213
Operating lease right-of-use assets	38,251	22,120
Derivative financial assets	4,794	10,427
Intangible assets, net	1,038,937	1,163,935
Goodwill	2,029,948	2,023,402
Other assets – non-current	11,900	6,838
Total non-current assets	3,223,670	3,321,208
Total assets	$4,921,846	$5,227,701

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$205,386	$202,699
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,252,369	1,477,017
Operating lease liabilities – current	7,592	8,233
Contingent consideration payable – current	9,884	11,828
Liability for share-based compensation – current	6,494	2,701
Total current liabilities	1,491,915	1,712,668
Non-current debt	2,421,228	2,491,643
Operating lease liabilities – non-current	34,725	16,963
Deferred tax liabilities	92,590	111,705
Warrant liabilities	1,342	1,423
Derivative financial liabilities – non-current	377	—
Liability for share-based compensation – non-current	2,320	3,108
Contingent consideration payable – non-current	325	6,878
Total non-current liabilities	2,552,907	2,631,720
Total liabilities	4,044,822	4,344,388
Commitments and contingent liabilities
Total shareholders' equity	877,024	883,313
Total liabilities and shareholders' equity	$4,921,846	$5,227,701

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine Months Ended
	September 30,
($ in thousands)	2024	2023 (1)
Cash flows from operating activities
Net loss	$(11,351)	$(8,122)
Adjustments for non-cash items:
Depreciation and amortization	208,006	197,046
Unrealized foreign exchange loss	7,139	4,907
Deferred tax (benefit) / expense	(17,751)	17,453
Interest expense, net	(1,662)	5,392
Share-based compensation	35,015	23,061
Other income, net	(6,939)	(19,828)
Impairment expense on goodwill and intangible assets	795	275
Allowance for credit losses and other	28,841	13,857
Loss on disposal of subsidiary and other assets, net	508	—
Non-cash lease expense	6,718	6,686
Movements in working capital:
Accounts receivable, net	(42,214)	(15,857)
Prepaid expenses and other current assets	(7,635)	(1,332)
Accounts payable and other liabilities	(7,769)	(26,623)
Income tax receivable	3,208	(24,485)
Net cash flows from operating activities	194,909	172,430
Cash flows in investing activities
Purchase of property, plant & equipment	(11,434)	(12,129)
Purchase of merchant portfolios	(7,224)	(26,749)
Other intangible asset expenditures	(68,409)	(69,393)
Cash inflow / (outflow) from merchant reserves	6,510	(24,400)
Receipts under derivative financial instruments	7,234	7,520
Other investing activities, net	1,958	(410)
Net cash flows used in investing activities	(71,365)	(125,561)
Cash flows from financing activities
Cash settled equity awards	—	(484)
Proceeds from exercise of warrants	—	5
Repurchases of shares withheld for taxes	(6,641)	(7,857)
Proceeds from employee share purchase plan	159	—
Purchase of treasury shares	(25,000)	—
Settlement funds - merchants and customers, net	(220,123)	(527,798)
Repurchase of borrowings	(80,253)	(124,344)
Proceeds from loans and borrowings	159,291	90,138
Repayments of loans and borrowings	(124,916)	(68,592)
Payment of debt issuance costs	(491)	—
Proceeds under line of credit	650,000	675,000
Repayments under line of credit	(675,000)	(675,000)
Contingent consideration paid	(8,949)	(9,210)
Net cash flows used in financing activities	(331,923)	(648,142)
Effect of foreign exchange rate changes	4,189	(7,809)
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(204,190)	$(609,082)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,498,269	2,127,195
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,294,079	$1,518,113

	Nine Months Ended
	September 30,
	2024	2023
Cash and cash equivalents	$241,381	$226,451
Customer accounts and other restricted cash	1,052,698	1,291,662
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,294,079	$1,518,113

(1)
During the fourth quarter of 2023, the Company elected to change its presentation of the cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities, to present them as financing activities within its Consolidated Statements of Cash Flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the Consolidated Statements of Comprehensive Loss, Consolidated Statements of Financial Position or Consolidated Statements of Shareholders' Equity.

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders' ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted

EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2024	2023	2024	2023
Net loss	$(12,977)	$(2,549)	$(11,351)	$(8,122)
Income tax (benefit) / expense	(2,948)	17,018	9,558	27,442
Interest expense, net	35,546	38,421	107,646	112,639
Depreciation and amortization	70,088	67,074	207,028	197,046
Share-based compensation expense	12,690	4,938	35,015	23,061
Impairment expense on goodwill and intangible assets	119	—	795	275
Restructuring and other costs	340	835	1,520	4,165
Loss on disposal of subsidiaries and other assets, net	187	—	508	—
Other expense / (income), net	14,742	(9,661)	(2,010)	(19,584)
Adjusted EBITDA	$117,787	$116,076	$348,709	$336,922

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2024	2023 (1)	2024	2023 (1)
Net cash inflows from operating activities	$81,934	$102,216	$194,909	$172,430
Capital expenditure	(24,950)	(25,696)	(79,843)	(81,522)
Cash paid for interest	32,246	32,363	109,308	107,247
Payments relating to Restructuring and other costs	655	1,397	4,706	30,562
Unlevered Free Cash Flow	$89,885	$110,280	$229,080	$228,717
Adjusted EBITDA	117,787	116,076	348,709	336,922

(1)
During the fourth quarter of 2023, the Company elected to change its presentation of "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities to present them as financing activities within its Consolidated Statements of Cash Flows. As a result, the reconciling item related to "Movements in customer accounts and other restricted cash" is no longer required in the unlevered free cash flow reconciliation. Comparative amounts have been recast to conform to current period presentation.

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2024	2023	2024	2023
Revenue	$427,103	$396,410	$1,284,765	$1,186,597
Cost of services (excluding depreciation and amortization)	178,099	164,077	532,297	489,630
Depreciation and amortization	70,088	67,074	207,028	197,046
Gross Profit (1)	$178,916	$165,259	$545,440	$499,921
Depreciation and amortization	70,088	67,074	207,028	197,046
Gross Profit (excluding depreciation and amortization)	$249,004	$232,333	$752,468	$696,967

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net Loss to Adjusted Net Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2024	2023	2024	2023
Net loss	$(12,977)	$(2,549)	$(11,351)	$(8,122)
Other non operating expense / (income), net (1)	17,062	(7,274)	5,424	(12,852)
Impairment expense on goodwill and intangible assets	119	—	795	275
Amortization of acquired assets (2)	33,721	34,094	100,851	101,862
Restructuring and other costs	340	835	1,520	4,165
Loss on disposal of subsidiaries and other assets, net	187	—	508	—
Share-based compensation expense	12,690	4,938	35,015	23,061
Discrete tax items (3)	(2,046)	14,313	8,027	25,198
Income tax expense on non-GAAP adjustments (4)	(17,724)	(9,085)	(37,832)	(30,561)
Adjusted net income	$31,372	$35,272	$102,957	$103,026
(in millions)
Weighted average shares - diluted	60.7	61.6	61.0	61.3
Adjusted diluted impact	1.3	0.1	0.8	0.3
Adjusted weighted average shares - diluted	62.0	61.7	61.8	61.6

(1)
Other non-operating expense / (income), net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt, gain / loss on foreign exchange and the release of certain provisions.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance benefit / (expense) recorded on deferred tax assets representing a benefit of $(766) and an expense of $10,780 for the three months ended September 30, 2024 and 2023, respectively, and expenses of $8,540 and $15,533 for the nine months ended September 30, 2024 and 2023, respectively (b) measurement period adjustments which were $0 and $3,117 for the three months ended September 30, 2024 and 2023, respectively, and ($382) and $4,199 for the nine months ended September 30, 2024 and 2023, respectively, and (c) discrete tax expense on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $55 and $236 for the three months ended September 30, 2024 and 2023, respectively, and $2,527 and $3,977 for the nine months ended September 30, 2024 and 2023, respectively. The remaining discrete tax items mainly relate to the movement in uncertain tax provisions relating to prior years.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Numerator ($ in thousands)
Adjusted net income - basic	$31,372	$35,272	$102,957	$103,026
Adjusted net income - diluted	$31,372	$35,272	$102,957	$103,026
Denominator (in millions)
Weighted average shares – basic	60.7	61.6	61.0	61.3
Adjusted weighted average shares – diluted (1)	62.0	61.7	61.8	61.6
Adjusted net income per share
Basic	$0.52	$0.57	$1.69	$1.68
Diluted	$0.51	$0.57	$1.67	$1.67

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three and nine months ended September 30, 2024 and 2023 includes the dilutive effect of the Company's restricted stock units.